Exhibit 12.1

	Fiscal year ended December 31,
	2010	2009	2008
Earnings
Net income attributable to Partners	$146,626	$21,914	$75,740
Income from joint ventures	(2,373)	(1,586)	(2,673)
Fixed charges	125,209	123,200	109,610
Amortization of capitalized interest	7,689	6,657	6,745
Distributions from joint ventures	3,080	3,161	3,691
Capitalized interest	(6,356)	(13,701)	(6,020)

Earnings before fixed charges	$273,875	$139,645	$187,093

Fixed Charges
Interest expense	$117,919	$108,388	$102,669
Capitalized interest	6,356	13,701	6,020
Interest implicit in rentals	934	1,111	921

Total fixed charges	$125,209	$123,200	$109,610

Ratio of earnings to fixed charges	2.2	1.1	1.7

Deficiency of earnings to cover fixed charges	n/a	n/a	n/a